FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 18, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 23, 2010

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

THIRD QUARTER 2010 RESULTS

Revenue increased by 25.0% year-over-year

Gross profit increased by 56.7% year-over-year

BEIJING, China, August 18, 2010 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the third quarter of fiscal year 2010 ended June 30, 2010.

Third Quarter Fiscal 2010 Business and Financial Highlights:

•	Total course enrollments were 242,000, an increase of 13.0% from the third quarter of fiscal 2009.

•	Net revenues increased 25.0% over the third quarter of fiscal 2009 to US$10.3 million.

•	Gross profit increased 56.7% from the third quarter of fiscal 2009 to US$6.0 million.

•	Gross profit margin was 58.0%, compared to 46.3% in the third quarter of fiscal 2009. Non-GAAP[1] gross margin excluding share-based compensation was 62.1%, compared to 53.0% in the same period of 2009.

•	Net income was US$1.3 million, compared to net income of US$0.1 million in the third quarter of fiscal 2009.

Non-GAAP1 net income excluding share-based compensation was US$2.4 million, a 80.6% increase as compared to non-GAAP1 net income of US$1.3 million in the third quarter of fiscal 2009.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.037 compared to basic and diluted net income per ADS of US$0.003, for the third quarter of fiscal 2009. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation charge were US$0.068, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.037, for the third quarter of fiscal 2009.

•

Deferred revenue and refundable fees balance was US$10.3 million, a 16.6% decrease from the balance of US$12.4 million for the second quarter of fiscal 2010 and an 18.4% increase from the third quarter of fiscal 2009.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report healthy top- and bottom-line growth in the quarter, supported by strong enrollment increases in our healthcare and construction engineering verticals. We also continue to experience steady performance from our core accounting verticals, with enrollment increasing 21.3% year-over-year. In addition, we again generated meaningful revenue from the sale of books and reference materials, aided by an improvement in our cash collection.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

“We made further progress during the quarter on our self-taught higher education vertical, where we have continued to gain acceptance by both students and government bodies, resulting in a 37.3% year-over-year enrollment increase. Together with the newly signed Hunan province contract, we believe the self-taught higher education segment will continue to grow at an accelerated pace going forward.

“Looking ahead, we expect the fourth quarter to be a transitional quarter. While we will continue to focus on our core online businesses, which remain solid, we expect to cease some of our initiatives under ITAT cooperation contracts, which include our sponsorship of the ITAT contest and provision of related online and offline training courses, after conducting a cost benefit analysis. Although this will have some impact on our revenue in the fourth quarter, it will allow us to remain focused on our core businesses that provide higher margins and exhibit stronger long-term growth potential.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “In addition to healthy revenue growth, we continued to maintain a strict focus on cost controls, resulting in improvements to our gross margin in the quarter and a decrease in selling expenses as a percentage of revenue. As a result, we delivered another quarter of margin improvement, benefitting from both cost cutting and increased operational leverage. In addition, we were able to book $1.1 million in revenue from the government sponsored courseware production project that we announced in the second quarter. The project, whereby courses taught by premier teachers across China are recorded and placed on line, making them accessible to teachers and students from all over China, is in our view an important national initiative which we are proud to participate in.”

Fiscal Third Quarter 2010 Unaudited Financial Results

Net Revenues. Total net revenues for the third quarter of fiscal 2010 were US$10.3 million, representing a year-over-year increase of 25.0% from US$8.3 million in the third quarter of fiscal 2009.

Online education services net revenues for the third quarter of fiscal 2010 were US$6.3 million, an increase of 16.6% from the third quarter of fiscal 2009. The increase was a result of increased enrollment in accounting, healthcare and construction engineering courses.

Revenue from books and reference materials increased by 22.3% to US$1.3 million for the third quarter of fiscal 2010 due to the improvement in cash payment from customers. Other revenues, primarily comprised of courseware production services, magazine content production services, offline information technology courses and related services, professional training for accounting firms, and revenue from Gaokao retake courses offered by the newly acquired Xinlixiang, increased 52.3% year-over-year to US$2.7 million for the fiscal third quarter of 2010 from US$1.8 million in the corresponding period of last year.

Cost of Sales. Cost of sales for the third quarter of fiscal 2010 was US$4.3 million, representing a 2.3% decrease over the third quarter 2009. Excluding share-based compensation (non-GAAP1), cost of sales for the third quarter of fiscal 2010 was US$3.9 million, an increase of 0.8% over the same period last year. The increase in cost of sales as compared to the same quarter of fiscal year 2009 was primarily due to the increased direct operating costs for the new Gaokao retake courses offered by Xinlixiang. Such increase was mainly offset by the decrease in cost of our book and references materials and Yucai.

Gross Profit and Gross Margin. Gross profit for the third quarter of fiscal 2010 was US$6.0 million, representing a 56.7% increase from US$3.8 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$6.4 million, an increase of 46.5% year-over-year. Gross margin for the third quarter of fiscal 2010 was 58.0%, compared to 46.3% in the third quarter of fiscal 2009. Excluding share-based compensation, the non-GAAP1 gross margin for the third quarter of fiscal 2010 was 62.1%, compared to 53.0% in the same period of 2009. The increase in non-GAAP1 gross margin was primarily a result of a decrease in costs incurred by Yucai and a decrease in production costs associated with our books, partially offset by increases in staff and rental costs associated with the new Gaokao retake courses offered by Xinlixiang.

Operating Expenses. Total operating expenses for the third quarter of fiscal 2010 were US$4.9 million, an increase of 26.6% year-over-year and an increase of 32.0% over the second quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), operating expenses were US$4.3 million, representing a year-over-year increase of 32.1% and a sequential increase of 32.6% over the second quarter of fiscal 2010.

Selling expenses amounted to US$2.0 million for the third quarter of fiscal 2010, representing a 1.0% decrease year-over-year and a 17.5% increase from the second quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), selling expenses were US$1.9 million, a 0.5% decrease from the same period last year and a 16.6% increase from the second quarter of fiscal 2010 as we continue to exercise stringent cost controls on advertising and promotional activities, although commissions to our agents increased due to the increase in sales.

General and administrative expenses were US$2.9 million in the third quarter of fiscal 2010, representing an 56.2% year-over-year increase and a 44.1% sequential increase over the second quarter of fiscal 2010. Excluding share-based compensation charge (non-GAAP1), general and administrative expenses were US$2.4 million, an increase of 76.8% year-over-year and an increase of 48.2% compared to the second quarter of fiscal 2010. The increase in general and administrative expenses was primarily due a provision for doubtful debts, higher staff costs and professional fees.

Income Tax Expense. Income tax expense for the third quarter of fiscal 2010 was US$0.3 million, compared with income tax expense of US$0.05 million in the same period last year.

Net Income. Net income was US$1.3 million for the third quarter of fiscal 2010, compared to net income of US$0.1 million in the same period of 2009. Excluding share-based compensation, non-GAAP1 net income for the third quarter of fiscal 2010 was US$2.4 million, a 80.6% increase as compared to net income of US$1.3 million in the corresponding quarter in 2009.

Operating Cash Flow. Net operating cash inflow for the third quarter of fiscal 2010 was US$1.8 million, compared to a net operating cash outflow of US$0.6 million in the same period last year, primarily due to contribution of net income, the decrease in prepayment and deferred cost and the increase in refundable fees, partially offset by the decrease in deferred revenue.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of June 30, 2010 increased to US$58.0 million from US$57.0 million as of March 31, 2010 as we continue to generate cash flow from operations, partially offset by the repurchase of shares as part of our share repurchase program.

Fourth Quarter Fiscal 2010 Guidance —As CDEL will cease some of its initiatives under ITAT cooperation contracts as described above, the Company expects to generate total net revenues for the fourth quarter of fiscal 2010 in the range of US$10.2 million to US$11.2 million, as compared to net revenues of US$10.2 million in the fourth quarter of fiscal 2009. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing) on August 19, 2010 to discuss its fiscal third quarter 2010 financial results and recent business activity. The conference call may be accessed by calling +1 718 354 1231 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL. A telephone replay will be available shortly after the call until August 25, 2010 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 89706607.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of the fiscal year 2010 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited
Consolidated Balance Sheets
(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2009	June 30, 2010
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	21,437	15,069
Term deposits	27,750	31,774
Restricted cash	8,250	11,117
Accounts receivable	7,004	7,033
Inventories	297	666
Prepayment and other current assets	1,579	2,587
Deferred tax assets, current portion	976	967
Deferred cost	1,289	2,369

Total current assets	68,582	71,582

Non-current assets:
Property, plant and equipment, net	7,899	8,731
Goodwill	9,030	9,089
Other intangible assets, net	3,966	3,439
Purchased call option	1,892	1,904
Deposit for purchase of non-current assets	356	12
Deferred tax assets, non-current portion	—	295
Other non-current assets	808	915

Total non-current assets	23,951	24,385

Total assets	92,533	95,967

Liabilities:
Current liabilities:
Accrued expenses and other liabilities	4,618	5,663
Income tax payable	982	389
Deferred revenue, current portion	7,643	8,579
Refundable fees	1,781	1,760

Total current liabilities	15,024	16,391

Non-current liabilities:
Deferred tax liabilities, non-current portion	637	903

Total non-current liabilities	637	903

Total liabilities	15,661	17,294

Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2009 and June 30, 2010; Authorized – 480,000,000 shares at September 30, 2009 and June 30, 2010; Issued and outstanding –138,765,685 shares and 137,934,753 at September 30, 2009 and June 30, 2010, respectively)	14	14
Additional paid-in capital	76,797	78,834
Accumulated other comprehensive income	1,702	1,915
Cumulative deficits	(4,604)	(4,446)

Total China Distance Education Holdings Limited shareholders’ equity	73,909	76,317

Noncontrolling interest	2,963	2,356

Total equity	76,872	78,673

Total liabilities and equity	92,533	95,967

China Distance Education Holdings Limited
Unaudited Consolidated Statements Of Income
(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2009	2010

Sales, net of business tax, value-added tax and related surcharges:
Online education services	5,398	6,291
Books and reference materials	1,096	1,341
Others	1,769	2,693

Total net revenues	8,263	10,325

Cost of sales
Cost of services	(3,683)	(3,857)
Cost of tangible goods sold	(756)	(478)

Total cost of sales	(4,439)	(4,335)

Gross profit	3,824	5,990

Operating expenses
Selling expenses	(2,016)	(1,996)
General and administrative expenses	(1,874)	(2,928)

Total operating expenses	(3,890)	(4,924)

Operating (Loss) Income	(66)	1,066

Interest income	204	129
Exchange loss	(1)	(22)

Income before provisions for income taxes	137	1,173
Provisions for income taxes	(53)	(312)

Net income	84	861
Less: Net loss attributable to noncontrolling interest	8	421

Net income attributable to China Distance Education Holdings Limited	92	1,282

Net income per share attributable to China Distance Education Holdings Limited
Basic	0.001	0.009
Diluted	0.001	0.009

Net income per ADS attributable to China Distance Education Holdings Limited
Basic	0.003	0.037
Diluted	0.003	0.037

Weighted average shares used in calculating net income per share:
Basic shares	139,679,440	138,319,615
Diluted shares	139,679,440	138,415,092

China Distance Education Holdings Limited
Reconciliation of non-GAAP measures to comparable GAAP measures
(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)

Cost of sales	4,439	4,335
Share-based compensation expense in cost of sales	552	418
Non-GAAP cost of sales	3,887	3,917

Selling expenses	2,016	1,996
Share-based compensation expense in selling expenses	152	140
Non-GAAP selling expenses	1,864	1,856

General and administrative expenses	1,874	2,928
Share-based compensation expense in general and administrative expenses	513	521
Non-GAAP general and administrative expenses	1,361	2,407

Gross profit	3,824	5,990
Share-based compensation expenses	552	418
Non-GAAP gross profit	4,376	6,408

Gross profit margin	46.3%	58.0%
Non-GAAP gross profit margin	53.0%	62.1%

Operating (loss) income	(66)	1,066
Share-based compensation expenses	1,217	1,079
Non-GAAP operating income	1,151	2,145

Operating margin	(0.8%)	10.3%
Non-GAAP operating margin	13.9%	20.8%

Net income	92	1,282
Share-based compensation expenses	1,217	1,079
Non-GAAP net income	1,309	2,361

Net income margin	1.1%	12.4%
Non-GAAP net income margin	15.8%	22.9%

Net income per share—basic	0.001	0.009
Net income per share—diluted	0.001	0.009
Non-GAAP net income per share—basic	0.009	0.017
Non-GAAP net income per share—diluted	0.009	0.017

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.003	0.037
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.003	0.037
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.037	0.068
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.037	0.068

Weighted average shares used in calculating basic net income per share	139,679,440	138,319,615
Weighted average shares used in calculating diluted net income per share	139,679,440	138,415,092
Weighted average shares used in calculating basic non-GAAP net income per share	139,679,440	138,319,615
Weighted average shares used in calculating diluted non-GAAP net income per share	139,679,440	138,415,092

Note 1: Each ADS represents four ordinary shares